ITEM 1: MATERIALS PUBLISHED ON X.COM
FEBRUARY 25, 2025

Make U.S. Steel Great Again ✓
@MakeUSSGreat

.@steelworkers President David McCall tells @business' @JoeDeaux that Ancora Alternatives' slate's CEO candidate Alan Kestenbaum is a "much better choice" for @U_S_Steel than current CEO Dave Burritt and @nippon_steel_. Read more: bloomberg.com/news/articles/...

More important information here:
makeussteelgreatagain.com/disclaimer



Union Leader Says Kestenbaum Is 'Better Choice' for US Steel CEO

From bloomberg.com

12:15 PM · Feb 25, 2025

ITEM 2: MATERIALS PUBLISHED ON LINKEDIN
FEBRUARY 25, 2025

Ancora Holdings Group
3,330 followers
now • 🌐

United Steelworkers (USW) President David McCall tells Bloomberg's Joseph Deaux that Ancora Alternatives' slate's CEO candidate Alan Kestenbaum is a "much better choice" for United States Steel Corporation than current CEO Dave Burritt and Nippon Steel Corporation. Read more:

https://lnkd.in/dQiThSFN

More important information here: https://lnkd.in/duPtWk6q

 **Union Leader Says Kestenbaum Is 'Better Choice' for US Steel CEO**
bloomberg.com